CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Kirkland Lake Gold Ltd. are the responsibility of management and have been approved by the Board of Directors.

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

A system of internal controls has been developed and is maintained by management to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The significant accounting policies used are described in Note 3 to the consolidated financial statements. The financial statements include estimates based on the experience and judgment of management in order to ensure that the financial statements are presented fairly, in all material respects.

The Board of Directors exercises its responsibilities for ensuring that management fulfills its responsibilities for financial reporting and internal control with the assistance of its Audit Committee. The Audit Committee is appointed by the Board of Directors and all of its members are directors who are not officers or employees of Kirkland Lake Gold Ltd. The Audit Committee meets periodically to review financial reports and to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee reviews the Company’s annual financial statements and recommends their approval to the Board of Directors.

These financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with the standards of the Public Company Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee and may meet with or without the presence of management.

(Signed) "Anthony Makuch"	(Signed) "David Soares"
Anthony Makuch	David Soares
President and Chief Executive Officer	Chief Financial Officer

February 19, 2020
Toronto, Canada

Management’s Report on Internal Control Over Financial Reporting

The management of Kirkland Lake Gold Ltd. (“Kirkland Lake Gold”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kirkland Lake Gold's internal control over financial reporting as of December 31, 2019, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Kirkland Lake Gold’s internal control over financial reporting as of December 31, 2019 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report that appears therein.

(Signed) "Anthony Makuch"	(Signed) "David Soares"
Anthony Makuch	David Soares
President and Chief Executive Officer	Chief Financial Officer

February 19, 2020
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kirkland Lake Gold Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kirkland Lake Gold Ltd. (“the Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, cash flows and changes in equity for the each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of uncertain income tax positions

As discussed in Notes 4 and 9 to the consolidated financial statements, in determining the provision for income taxes, the Company interprets income tax legislation, case law and records an estimate of the amount required to settle income tax obligations. The Company is subject to income tax audits by tax authorities in the jurisdictions in which it operates. Income tax law can be complex and the interpretation of income tax laws by tax authorities or the courts may vary from the Company’s view.

We identified the evaluation of uncertain income tax positions as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s interpretation of, and compliance with income tax law in the relevant jurisdictions and the estimate of the ultimate resolution of its income tax filing positions.

The primary procedures we performed to address this critical audit matter included the following. We tested internal controls over the Company’s income tax process, including controls related to the identification and interpretation of income tax law in the various jurisdictions in which it operates and the determination of uncertain income tax positions. We involved tax professionals with specialized skills, industry knowledge, and relevant experience who assisted in evaluating the Company’s interpretations of income tax legislation and case law by 1) inspecting advice obtained by the Company from external specialists, and 2) developing an independent assessment of the Company’s uncertain income tax positions based on our understanding and interpretation of income tax laws and comparing it to the Company’s assessment.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2010.

Toronto, Canada
February 19, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kirkland Lake Gold Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Kirkland Lake Gold Ltd.’s (“the Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, cash flows and changes in equity for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
February 19, 2020

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Financial Position
(In thousands of United States Dollars)

As at	Note	December 31, 2019	December 31, 2018
Assets
Current assets
Cash & cash equivalents		$707,206	$332,227
Accounts receivable	10	16,678	20,151
Inventories	11	47,686	40,089
Prepaid expenses		9,589	5,445
Income tax receivable		13,471	—
		794,630	397,912
Non-current assets
Other long-term assets	12	255,329	165,092
Restricted cash		—	22,190
Mining interests and plant and equipment	13	1,496,926	1,117,170
Deferred tax assets	9	10,732	7,796
		$2,557,617	$1,710,160
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$151,760	$125,635
Share based liabilities	16	36,783	4,276
Lease obligations	15	10,176	12,465
Income tax payable		188,450	34,434
Provisions	17	29,776	15,817
		416,945	192,627
Non-current liabilities
Share based liabilities	16	18,474	—
Lease obligations	15	5,140	9,759
Provisions	17	43,987	40,878
Deferred tax liabilities	9	256,317	203,790
		$740,863	$447,054
Shareholders' equity
Share capital		886,309	923,964
Reserves		28,843	35,135
Accumulated other comprehensive income (loss)		14,571	(87,911)
Retained earnings		887,031	391,918
		1,816,754	1,263,106
		$2,557,617	$1,710,160

Commitments and Contractual Obligations (Note 24)

Subsequent Events (Note 26)

APPROVED ON BEHALF OF THE BOARD:

Signed "Jeff Parr", DIRECTOR                Signed "Anthony Makuch", DIRECTOR

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Operations and Comprehensive Income
For the years ended December 31, 2019 and December 31, 2018
(In thousands of United States Dollars, except per share amounts)

		Year ended	Year ended
	Note	December 31, 2019	December 31, 2018
Revenue		$1,379,988	$915,911
Production costs		(281,034)	(267,432)
Royalty expense		(36,432)	(26,418)
Depletion and depreciation	13	(168,921)	(133,718)
Earnings from mine operations		893,601	488,343
Expenses
General and administrative		(45,365)	(31,565)
Transaction costs	26	(1,236)	—
Exploration		(33,469)	(66,614)
Care and maintenance		(1,191)	(3,081)
Earnings from operations		812,340	387,083
Other (loss) income, net	7	(18,817)	5,130
Finance items
Finance income	8	6,941	5,714
Finance costs	8	(2,282)	(3,617)
Earnings before income taxes		798,182	394,310
Current income tax expense	9	(189,572)	(40,743)
Deferred income tax expense	9	(48,530)	(79,624)
Net earnings		560,080	273,943
Other comprehensive income (loss)
Items that have been or may be subsequently reclassified to net earnings:
Exchange differences on translation of foreign operations		43,139	(112,347)
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of tax	12	59,343	(11,642)
Total other comprehensive income (loss)		102,482	(123,989)
Comprehensive income		$662,562	$149,954

Basic earnings per share	18(b(ii))	$2.67	$1.30
Diluted earnings per share	18(b(ii))	$2.65	$1.29

Weighted average number of common shares outstanding (in 000's)
Basic	18(b(ii))	210,142	210,692
Diluted	18(b(ii))	211,645	212,623
The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Cash Flows
For the years ended December 31, 2019 and December 31, 2018
(In thousands of United States Dollars)

		Year ended	Year ended
	Note	December 31, 2019	December 31, 2018
Operating activities
Net earnings		$560,080	$273,943
Adjustments for the following items:
Depletion and depreciation		168,921	133,718
Share based payment expense		6,854	5,459
Other loss (income), net		24,985	(5,130)
Finance items, net		(4,659)	(2,097)
Income tax expense		238,102	120,367
Cash reclamation expenditures		(938)	(6,840)
Change in non-cash working capital	19	(25,400)	33,599
Operating cash flows before interest and income taxes		967,945	553,019
Interest received		6,941	5,714
Income tax paid		(55,496)	(9,943)
Net cash provided by operating activities		919,390	548,790
Investing activities
Additions to mining interests	13	(258,010)	(162,673)
Additions to plant and equipment	13	(198,413)	(112,531)
Additions to other long-term assets		—	(18,386)
Investments in public and private entities	12	(34,382)	(66,124)
Payments received from sub-leases		251	—
Proceeds on dispositions of assets		1,449	2,480
Transfer from (to) restricted cash, net		22,232	(206)
Net cash used in investing activities		(466,873)	(357,440)
Financing activities
Proceeds from exercise of stock options	18(a)	2,622	2,709
Interest paid		(922)	(1,496)
Payment of lease obligations	15	(14,673)	(23,109)
Share repurchases	18(a)	(42,775)	(30,811)
Payment of dividends	18(a)	(29,470)	(16,329)
Net cash used in financing activities		(85,218)	(69,036)
Impact of foreign exchange on cash balances		7,680	(21,683)
Change in cash		374,979	100,631
Cash, beginning of year		332,227	231,596
Cash, end of year		$707,206	$332,227
Supplemental cash flow information – Note 19
The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019 and December 31, 2018
(In thousands of United States Dollars, except share information)

		Share Capital		Reserves	Accumulated other comprehensive income (loss)		Retained earnings	Shareholders' equity
	Note	Shares (000s)	Amount	Share based payments and other reserves	Foreign currency translation	Investment revaluation
Balance at December 31, 2017		210,945	$951,184	$33,122	$8,974	$27,104	$137,212	$1,157,596
Exercise of share options, including transfer from reserves	18(a)	518	3,591	(882)	—	—	—	2,709
Share based payments expense	16(iii)	—	—	2,895	—	—	—	2,895
Foreign currency translation		—	—	—	(112,347)	—	—	(112,347)
Change in fair value of investments in equity securities, net of tax		—	—	—	—	(11,642)	—	(11,642)
Dividends declared	18(a)	—	—	—	—	—	(19,237)	(19,237)
Share repurchases		(1,640)	(30,811)	—	—	—	—	(30,811)
Net earnings		—	—	—	—	—	273,943	273,943
Balance at December 31, 2018		209,823	$923,964	$35,135	($103,373)	$15,462	$391,918	$1,263,106
Exercise of share options, including transfer from reserves	18(a)	671	3,855	(1,233)	—	—	—	2,622
Share issuance		258	1,265	(1,265)	—	—	—	—
Share based payments expense		—	—	3,434	—	—	—	3,434
Modification of share based payment, net of tax	16(i)	—	—	(7,228)	—	—	(29,248)	(36,476)
Foreign currency translation		—	—	—	43,139	—	—	43,139
Change in fair value of investments in equity securities, net of $9,548 tax		—	—	—	—	59,343	—	59,343
Dividends declared	18(a)	—	—	—	—	—	(35,719)	(35,719)
Share repurchases	18(a)	(1,127)	(42,775)	—	—	—	—	(42,775)
Net earnings		—	—	—	—	—	560,080	560,080
Balance at December 31, 2019		209,625	$886,309	$28,843	($60,234)	$74,805	$887,031	$1,816,754

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), and the New York Stock Exchange ("NYSE") under the symbol "KL" and the Australian Securities Exchange ("ASX") under the symbol “KLA”. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 3120, Toronto, Ontario, Canada, M5J 2J1.

The Company is a growing gold producer with five wholly-owned operating mines, one wholly-owned mine currently on care and maintenance and several exploration properties in Canada and Australia. On January 31, 2020, the Company completed the acquisition of Detour Gold Corporation (see Note 26).

2. BASIS OF PREPARATION

Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). The accounting policies applied in the consolidated financial statements are presented in note 3 and have been applied consistently to all years presented, unless otherwise noted. The consolidated financial statements were approved by the Company’s Board of Directors on February 19, 2020.

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.

The preparation of the consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

3. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)	Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company is exposed to or has rights to the variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.

The subsidiaries of the Company as at December 31, 2019 and their principal activities are described below:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Name	Country of Incorporation	Proportion of Ownership Interest	Principal Activity
Kirkland Lake Gold Inc.	Canada	100%	Operating
St Andrew Goldfields Ltd.	Canada	100%	Operating
Crocodile Gold Inc.	Canada	100%	Holding Company
Newmarket Gold Victorian Holdings Pty Ltd.	Australia	100%	Holding Company
Fosterville Gold Mine Pty Ltd.	Australia	100%	Operating
Newmarket Gold NT Holdings Pty Ltd.	Australia	100%	Holding Company
NT Mining Operations Pty Ltd.	Australia	100%	Operating
Kirkland Lake Gold (Barbados) Corporation	Barbados	100%	Holding Company

b)	Foreign currency translation

The functional currency for each entity consolidated within the Company's financial statements is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The functional currency for the Company and its Canadian subsidiaries is the Canadian dollar; the functional currency for all Australian subsidiaries is the Australian dollar. The consolidated financial statements are presented in United States dollars which is the presentation currency for the Company.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are measured at fair value in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate on the date of transaction.

Exchange differences are recognized in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss. In the case of a partial disposal (i.e. no loss of control) of a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

c)	Business Combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. When the cost of the acquisition exceeds the fair value of the identifiable assets acquired and liabilities assumed, the difference is recognized as goodwill. Acquisition related costs are expensed as incurred.

d)	Revenue recognition

Revenue includes sales of gold doré, which is generally physically delivered to customers in the period in which it is produced, with the sales price based on prevailing spot market gold prices. The Company recognizes revenue when it transfers control of the gold doré to a customer. Generally, transfer of control occurs when the goods have been delivered to the customer. Payment is received on the date of or within a few days of the transfer of control.

e)	Financial Instruments

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss ("FVPL"), directly attributable transaction costs. Financial instruments are recognized when the Company become party to the contracts that give rise to them and are classified as amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate. The Company considers whether a financial liability contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income ("FVOCI"). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVPL are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Warrant investments are classified as FVPL.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Financial assets at FVOCI

On initial recognition of an equity investment that is not held for trading, an irrevocable election is available to measure the investment at fair value upon initial recognition plus directly attributable transaction costs and at each period end, changes in fair value are recognized in other comprehensive income ("OCI") with no reclassification to the consolidated statements of earnings. The election is available on an investment-by-investment basis. Investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and is not designated as FVPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Cash, restricted cash, trade receivables and certain other assets are classified as and measured at amortized cost.

Financial liabilities

Financial liabilities, including accounts payable and accrued liabilities and finance leases are recognized initially at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date. Accounts payable and accrued liabilities and finance leases are classified as and measured at amortized cost.

Derivative instruments

Derivative instruments, including embedded derivatives, are measured at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in net earnings.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instrument fair value measurements are classified into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

A loss allowance for expected credit losses in recognized in earnings for financial assets measured at amortized cost. At each balance sheet date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment model does not apply to investment in equity instruments.

The expected credit losses are required to be measured through a loss allowance at an amount equal to the 12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date) or full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition.

Derecognition of financial assets and liabilities

A financial asset is derecognised when either the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party. If neither the rights to receive cash flows from the asset have expired nor the Company has transferred its rights to receive cash flows from the asset, the Company will assess whether it has relinquished control of the asset or not. If the Company does not control the asset then derecognition is appropriate.

A financial liability is derecognised when the associated obligation is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in net earnings as a gain or loss on debt extinguishment.

f)	Cash and cash equivalents

Cash and cash equivalents includes cash and short-term money market instruments with an original maturity of three months or less, or which are on demand.

g)	Inventories and stockpiled ore

Inventories are valued at the lower of weighted average cost or net realizable value. Inventories include work-in-process inventory (stockpiled ore, gold in circuit), bullion inventories as well as materials and supplies inventory.

For work-in-process inventory, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Supplies are valued at the lower of weighted average cost and net realizable value.

h)	Exploration & evaluation expenditures

Exploration expenditures relate to costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. The Company expenses exploration costs as incurred given the low degree of confidence that a future economic benefit will flow to the Company.

Evaluation expenditures are costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. The Company capitalizes evaluation costs when there is a high degree of correlation between the expenditure incurred and the discovery of specific mineral resources.

Capitalized evaluation costs are subsequently re-classified to Mining Interest once the technical feasibility and commercial viability of an exploration project has been demonstrated and is the point at which management decides to proceed with developing the project. This typically includes, but is not limited to, completion of an economic feasibility study and the receipt of the applicable construction and operating permits for the project. Future expenditures incurred in the development of that exploration project are subsequently accounted for in accordance with the Company’s Mining Interest policy, as described in note 2(i).

Prior to re-classification of capitalized evaluation costs to Mining Interest, the Company performs an impairment test, based on the recoverable amount. In addition, the carrying values of capitalized evaluation costs are reviewed for possible impairment when an impairment indicator exists, including but not limited a decision of abandonment in relation to the area of interest.

Capitalized evaluation costs are not subject to depletion until they are re-classified to Mining Interest, at which point they are depleted in accordance with the Company’s Mining Interest policy as described in note 2(i).

i)	Mining interest

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in profit or loss.

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. The Company expenses exploration expenditures and near term ore development costs as incurred. Near term development costs occur in areas where the Company expects production to occur within the subsequent 12 months. Property acquisition costs, longer term development, and costs incurred to expand ore reserves are capitalized if the criteria for recognition as an asset are met.

The carrying amounts of mining properties are depleted using the unit-of-production ('UOP') method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

A mine is capable of operating at levels intended by management when: (i) operational commissioning of major mine and plant components is complete; (ii) operating results are being achieved consistently for a period of time; (iii) there are indicators that these operating results will be continued; and (iv) other factors are present, including one or more of the following:

–	a significant portion of plant/mill capacity has been achieved;

–	a significant portion of available funding is directed towards operating activities;

–	a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Plant and equipment

Plant and equipment is carried at cost less accumulated depreciation and impairment losses or initially measured at fair value if purchased as part of a business combination. The cost of plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, the estimated close down and restoration costs associated with the asset and borrowing costs incurred that are attributable to qualifying assets as noted in note 3(j).

Depreciation is recorded on a straight-line or unit of production basis, over the shorter of the useful life of the asset or the remaining life of the mine; the life of mine is based on estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted. Depreciation associated with plant and equipment which is utilized in the development of an asset is capitalized as development costs attributable to the related asset.

Estimated useful lives for depreciable plant and equipment normally vary from three to fifteen years, for a maximum of twenty years for buildings.

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives. Management reviews the estimated useful lives and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives or depreciation methods resulting from such review are accounted for prospectively.

Right-of-use assets

Contracts that convey the right to the Company to control the use of an identified asset for a period of time in exchange for consideration is accounted for as a lease, resulting in the recognition of a right-of-use ('ROU') asset at the commencement of the lease. The ROU asset is measured at cost and includes the following:
(i) the amount of the initial measurement of the lease liability;
    (ii) any lease payments made at or before the commencement dates, less any lease incentives received;
(iii) any initial direct costs; and
(iv) an estimate of costs to restore the underlying asset, and any site upon which it is located, to the condition required by the terms and conditions of the lease.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

ROU assets are depreciated on a straight-line basis over the shorter of the asset's useful life and the lease term.

j)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. Borrowing costs incurred to finance qualifying assets that from part of general borrowings are capitalized based upon a weighted average capitalization rate. All other borrowing costs are expensed in the period they occur. Capitalization of borrowing costs ceases when the asset is substantially complete or if active development is suspended or ceases.

k)	Impairment of non-financial assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment or whenever indicators of impairment exist. Assets that are subject to amortization, depletion or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.

Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit ('CGU') to which the asset belongs. The Company’s CGUs are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion or depreciation or amortization, if no impairment loss had been recognized.

l)	Leases

The Company recognizes contracts that convey the right to control the use of an identified asset for a period of time in exchange for consideration as a lease, with an ROU asset and corresponding lease liability recognized at the commencement date of the lease. ROU assets are recognized as discussed in note 3(i) whereas lease liabilities are initially measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company's incremental borrowing rate. Lease payments included in the measurement of a lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price of a purchase option if the Company is reasonably certain to exercise that option, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option,

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

and penalties for early termination of a lease unless the Company is reasonably certain it will not terminate early.

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities are subsequently remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it is reasonably certain that it will exercise a purchase, extension or termination option.

Finance charges are recorded as finance costs within net earnings, unless they are attributable to qualifying assets, in which case they are capitalized.

m)	Share based payments

The Company has the ability under certain share based compensation plans (notes 16 and 18(b(i)) to grant equity based awards to directors, senior officers and employees of, or consultants to, the Company or employees of a corporation providing management services to the Company.

i) Stock Options

The grant date fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The grant date fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest and adjusts the amount of recorded compensation expense accordingly. The impact of the revision of the original estimates, if any, is recognized in net earnings or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share based payment reserve. The share based payment cost is recognized in net earnings or capitalized in mining properties (for options granted to individuals involved on specific projects).

For transactions with non-employees, the fair value of the equity settled awards is measured at the fair value of the goods or services received, at the date the goods or services are received by the Company. In cases where the fair value of goods or services received cannot be reliably estimated, the Company estimates the fair value of the awards at the date of grant.

ii) Long-term Incentive Plan

The performance share units (“PSUs”) and restricted share units (“RSUs”) awarded to eligible executives and employees will be settled in cash, common shares, or a combination therein. They are measured at fair value at grant date. The fair value of the estimated number of PSUs and RSUs awarded that are expected to vest is recognized as share based compensation expense over the vesting period of the PSUs and RSUs. A corresponding amount is recorded as share based liabilities, as RSUs and PSUs are treated as cash-settled share based payments, until the liability is settled through a cash payment. At each reporting date and on settlement, the share based liability is remeasured, with any changes in fair value recorded as compensation expense.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Phantom share units, which were assumed by the Company as a result of the 2016 business combination with Newmarket Gold Inc., were recorded at their fair market value on the date of acquisition based on the quoted market price of the Company’s shares and are revalued at each reporting date based on the difference between the quoted market price of the Company’s shares at the end of the period and the grant date strike price. The fair value is recognized as a share based payment expense in net earnings with a corresponding entry in share based liabilities.

iii) Deferred Share Units

Deferred share units (“DSUs”) awarded to non-executive directors will be settled in cash, common shares, or a combination thereof on the date when a director ceases to be a director. The fair value of the DSUs awarded, representing the fair market value of the Company’s shares is recognized as share based compensation expense at grant date with a corresponding amount recorded as a share based liability. Until the DSU liability is settled, the fair value of the DSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share based compensation expense in the period.

n)	Pension plans

The Company has a defined contribution pension plan for its Canadian employees whereby the Company contributes a fixed percentage of the employees’ salaries to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plans. In Australia, the Company contributes a fixed percentage of the employees’ salaries to a federally mandated preservation fund of the employee's choice. Pension costs associated with the Company’s required contributions under the plans are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to net earnings, or capitalized to mining interests for employees directly involved in the specific projects.

o)	Deferred income tax

Taxes, comprising both income taxes and mining taxes, are recognized in net earnings, except when they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income, or directly in equity, respectively.

Deferred income taxes are recognized in the consolidated financial statements using the balance sheet liability method of accounting, and are recognized for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

p)	Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs).

q)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the consolidated financial statements unless their occurrence is remote. Contingent assets are not recognized in the consolidated financial statements unless the Company is virtually certain to recover the asset, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated on a UOP basis. The provision is reviewed on an annual basis for changes in cost estimates, changes in legislation, discount rates and operating lives.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. Increases in estimated costs related to mine production become part of ore inventory. For closed sites, changes to estimated costs are recognized immediately in the net earnings.

r)	Earnings (loss) per share

Basic earnings or loss per share is computed by dividing the net earnings attributable to common shareholders by the weighted average number of common shares outstanding for the relevant period. The Company follows the treasury stock method in the calculation of diluted earnings per share. The treasury stock method assumes that outstanding stock options with an average exercise price below the market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

4. SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

The following are the significant judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Significant Judgments in Applying Accounting Policies

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company’s Canadian and Australian subsidiaries is, respectively, the Canadian and Australian dollar. Determination of functional currency involves judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position.  Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations.

Transition from the exploration and evaluation stage to the development stage

Judgment is required in determining when an exploration and evaluation project has demonstrated technical feasibility, commercial viability and transitions from the exploration and evaluation stage to the development stage. In assessing the technical feasibility and commercial viability of an asset or CGU, the estimated operating results and net cash flows are determined by estimating the expected future revenues and costs, including the future production costs, capital expenditures, site closure and environmental rehabilitation costs. The estimated net cash flows include cash flows expected to be realized from the extraction, processing and sale of proven and probable reserves as well as mineral resources when there is a high degree of confidence in the economic extraction of those resources.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Accounting Estimates and Assumptions

Determination of reserves and resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense, the determination of the timing of rehabilitation provision costs, business combination accounting and impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted.

Business combinations

The allocation of the purchase price of acquisitions requires estimates as to the fair market value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, future operating costs and capital expenditures, discount rates to determine fair value of assets acquired and future metal prices and long term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

Valuation of Long-lived Assets

The carrying amounts of mining properties and plant and equipment are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the CGU.

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Provision for Environmental Rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate environmental rehabilitation provision. These factors include estimates of the extent and costs of rehabilitation activities, current changes in available technologies and regulations, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs.

5. ADOPTION OF NEW ACCOUNTING STANDARDS

Adoption of new accounting standards

The Company has adopted the following amendments to accounting standards, effective January 1, 2019. These changes were made in accordance with the applicable transitional provisions.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”) which replaced the existing lease accounting guidance under IAS 17, Leases ("IAS 17") and IFRIC 4, Determining Whether an Arrangement Contains a Lease ("IFRIC 4"). Effective January 1, 2019, the Company adopted the requirements of IFRS 16, which requires lessees to recognize ROU assets and lease liabilities on the balance sheet for most leases, resulting in a corresponding increase in depreciation and interest expense. Furthermore, the adoption of IFRS 16 resulted in an increase in cash flows from operating activities, as most lease payments are now reflected as financing outflows in the consolidated statement of cash flows.

The Company elected to apply IFRS 16 using a modified retrospective approach by recognizing the cumulative effect of initially adopting IFRS 16 as an adjustment to opening retained earnings as at January 1, 2019. Therefore, the comparative period information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The impact of adopting IFRS 16 and the changes to the Company's accounting policy for leasing are discussed below.

Accounting Policy Changes

Prior to January 1, 2019, the Company applied IFRIC 4 in determining whether a contract was, or contained, a lease by assessing if fulfillment of the contract was dependent on the use of a specific asset or assets and if the contract conveyed a right to use the asset or assets. Contracts determined to meet the above definition were classified as finance leases, with the assets held under the finance leases depreciated over their expected useful lives on the same basis as owned assets. The leased assets were measured at the lower of the fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. All other leases were classified as operating leases and accounted with IAS 17 Leases.

The above leasing policy was applied to contracts where leasing arrangements were completed in 2018. Any new or existing contracts containing leases that were still in force as at January 1, 2019 were re-assessed and accounted for in accordance with IFRS 16.

From January 1, 2019, the leasing policy discussed in note 3(l) was applied. Furthermore, the Company applied its incremental borrowing rate as the discount rate for any new leases identified as a result of IFRS 16 and elected to

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

apply a single rate to a portfolio of leases with similar characteristics. Existing finance leases continued to be discounted applying the rate implicit in the lease.

Upon transition to IFRS 16, the Company has elected not to recognize ROU assets and lease liabilities for short-term leases with a remaining lease term of 12 months or less and leases of low-value assets. Lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term. In addition, the Company elected not to separate non-lease components for leases identified within drilling and propane supply contracts and will account for the lease and non-lease components as a single lease component. The Company will continue to elect these practical expedients going forward.

Impact on Financial Statements

On January 1, 2019, the Company recognized $31.8 million of ROU assets, of which $29.4 million represents leased assets previously recognized within plant and equipment under IAS 17, a net investment in sub-leases of $0.8 million and $3.2 million of additional lease liabilities, with the difference primarily recognized in retained earnings. Since the Company elected to recognize the ROU assets at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments, the impact to retained earnings was insignificant and reflects the net investment in sub-leases arising from the sub-leasing of office space.

The impact is summarized as follows:

ROU assets recognized as at January 1, 2019 upon adoption of IFRS 16	$2,353
Net investment in sub-leases	809
Lease obligations recognized as at January 1, 2019 upon adoption of IFRS 16	3,223
Other adjustments	29
Net decrease to opening retained earnings as at January 1, 2019	$90

The Company re-assessed the classification of its sub-leases previously classified as operating leases under IAS 17 and concluded that the sub-leases are finance lease assets, resulting in the recognition of a net investment in sub-leases on the consolidated statement of financial position as at January 1, 2019. The ROU assets and lease liabilities are presented within Mining Interests and Plant and Equipment and Lease Obligations, respectively.

The carrying amount of ROU assets and lease liabilities recognized on January 1, 2019 that were previously classified as finance leases under IAS 17 and continued to be assessed as leases under IFRS 16 were determined at the carrying amount of the lease assets and lease liabilities immediately before the transition to the new standard.

The Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate as at January 1, 2019. The weighted average incremental borrowing rate applied as at January 1, 2019 was 4.06%.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Operating lease commitments disclosed as at December 31, 2018	$8,442
Discounted using the incremental borrowing rate at January 1, 2019	8,075
Finance lease liabilities previously recognized as at December 31, 2018	22,224
Adjustment for contracts re-assessed as finance leases containing variable payments not included in lease liabilities	(1,783)
Adjustment for non-lease components contained within operating lease commitments	(1,508)
Recognition exemption for:
Short-term leases	(1,352)
Low-value items	(87)
Other adjustments	(122)
Lease obligations recognized as at January 1, 2019	$25,447

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC Interpretations 23, Uncertainty over Income Tax Treatments ("IFRIC 23"). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Company adopted the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The adoption of IFRIC 23 did not have a material impact on the Company's consolidated financial statements. Additional disclosure over the Company's evaluation of uncertainty over income tax treatments is provided in note 9.

6. EMPLOYEE BENEFITS EXPENSE

The following employee benefits expenses are included in production costs and general and administrative costs for the years ended December 31, 2019 and 2018 include the following:

	Year ended December 31, 2019	Year ended December 31, 2018
Salaries, short-term incentives and other benefits	$176,773	$173,993
Share based payment expense (note 16(iii))	9,307	5,459
	$186,080	$179,452

7. OTHER (LOSS) INCOME, NET

Other income (loss), net for the years ended December 31, 2019 and 2018 includes the following:

	Year ended December 31, 2019	Year ended December 31, 2018
Loss on disposal of plant and equipment and mining interest	($4,983)	($2,017)
Change in fair value of warrant investments (note 12)	(18)	(10,892)
Foreign exchange (loss) gain, net	(16,208)	16,902
Other income	2,392	1,137
Other (loss) income, net	($18,817)	$5,130

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

8. FINANCE ITEMS

Finance income and expense for the years ended December 31, 2019 and 2018 includes the following:

	Year ended December 31, 2019	Year ended December 31, 2018
Interest income on bank deposits	$6,941	$5,714
Finance income	$6,941	$5,714

Interest on finance leases and other loans	922	1,496
Finance fees and bank charges	512	969
Unwinding of discount on rehabilitation provision (note 17)	848	1,152
Finance costs	$2,282	$3,617

9. INCOME TAXES

a)	Income tax expense

A reconciliation of income tax expense for continuing operations and the product of earnings from continuing operations before income tax multiplied by the combined Canadian federal and provincial statutory income tax rate is as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
Earnings before income taxes	$798,182	$394,310
Computed income tax expense at Canadian statutory rates (25%)	199,546	98,578
Non-deductible expenses/Non-taxable (income)	(1,286)	(4,751)
Foreign tax rate differential	32,267	10,801
Current and deferred Ontario Mining Tax	10,581	12,190
Revision in estimates	(5,879)	74
Tax benefit not recognized	3,314	—
Withholding taxes	324	2,737
Other	(765)	738
Income tax expense	238,102	120,367
Current income tax expense	189,572	40,743
Deferred tax (recovery) expense	$48,530	$79,624

During the year ended December 31, 2019, the effective tax rate is 29.8% (year ended December 31, 2018 - 30.5%).

b)	Deferred income tax balances

The tax effect of temporary differences that give rise to deferred income tax assets and liabilities at December 31, 2019 and 2018 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at	December 31, 2019	December 31, 2018
Net deferred tax assets:
Employee provisions	13,543	2,148
Loss carry forwards	6,315	6,117
Mark to market adjustments	(9,201)	(753)
Other	75	284
	$10,732	$7,796

As at	December 31, 2019	December 31, 2018
Net deferred tax liabilities:
Mining interests and plant and equipment	(229,166)	(201,389)
Environmental rehabilitation provision	15,967	14,310
Ontario Mining Tax	(30,729)	(23,635)
Loss carry forwards	—	12,861
Inventory	(18,686)	(4,666)
Mark to market adjustments	2,902	(3,354)
Employee provisions	4,694	3,483
Other	(1,299)	(1,400)
	($256,317)	($203,790)

Changes in net deferred tax assets and liabilities for the years ended December 31, 2019 and 2018 are as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
Balance, beginning of year	($195,994)	($133,645)
Recognized in net earnings	(48,530)	(79,624)
Recognized in equity	2,637	1,674
Foreign currency translation in other comprehensive income (loss)	(3,698)	15,601
Net deferred tax liabilities, end of year	($245,585)	($195,994)

At December 31, 2019, no deferred tax liabilities have been recognized in respect of the aggregate amount of $694,367 (December 31, 2018 - $274,747) of taxable temporary differences associated with investments in subsidiaries. The Company controls the timing and circumstances of the reversal of these differences, and the differences are not anticipated to reverse in the foreseeable future.

As at December 31, 2019, deferred income tax assets have not been recognized in respect of the following because it is not probable that future taxable profit will be available against which the Company can use the benefits:

As at	December 31, 2019	December 31, 2018
Capital loss carryforwards	8,730	11,668
Investment tax credits	12,601	11,999
Mining interests	11,076	10,546
Provision for reclamation liabilities and other accruals	11,158	—
Australian royalty tax	347,883	299,029

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The temporary differences arising from investment tax credits have an expiry date of 2025 to 2030. The temporary differences arising from mineral properties, Australian royalty tax and capital losses carried forward have an indefinite expiry date.

As at December 31, 2019, the Company had the following Canadian and Australian income tax attributes to carry forward:

	Year ended December 31, 2019	Expiry
Canada
Non-capital losses	23,830	2036-2039
Tax basis of mining interests	218,366	Indefinite
Tax basis of plant and equipment	213,646	Indefinite
Australia
Tax basis of mining interests	6,303	Indefinite
Tax basis of plant and equipment	62,736	Indefinite

c)	Uncertainty over Income Tax Treatments

The Company operates in Canada and Australia and as such, is subject to, and pays taxes under the regime in place within these countries, which are governed by general corporate tax laws. The Company has filed, and continues to file, all required tax returns and pays the taxes reasonably determined to be due. Tax rules and regulations are complex and subject to interpretation, with changes in tax law, or the manner in which they are interpreted, potentially impacting the Company's effective tax rate as well as its business and operations.

The Company's tax records, transactions and filing positions may be subject to examination by the tax authorities. The tax authorities may interpret the tax implications of a transaction differently from the Company, requiring many years before a resolution can be reached. Uncertainty in the interpretation and application of applicable tax laws and regulations by the tax authorities could adversely affect the Company.

10. ACCOUNTS RECEIVABLE

As at	December 31, 2019	December 31, 2018
Trade receivables	$241	$8,129
Sales tax and other statutory receivables	13,568	11,357
Other receivables	2,869	665
	$16,678	$20,151

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at December 31, 2019 are past due.

Trade receivables represent the value of gold doré sold as at period end for which the funds are not yet received; gold sales are generally settled within 1-2 weeks after delivery to a refinery. There is no allowance for doubtful accounts or a recorded allowance for credit losses. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

11. INVENTORIES

As at	December 31, 2019	December 31, 2018
Gold doré	$791	$1,114
Gold in circuit	10,941	9,493
Ore stockpiles	7,888	7,770
Supplies and consumables	28,066	21,712
	$47,686	$40,089

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense and included in operating costs in the years ended December 31, 2019 and 2018 are $280,745 and $267,189, respectively. During the year ended December 31, 2019, there were write downs of inventory to net realizable value of $4,527 (year ended December 31, 2018 - $nil). There were no reversals of write downs of inventory to net realizable value during the years ended December 31, 2019 and 2018.

12. OTHER LONG-TERM ASSETS

As at	December 31, 2019	December 31, 2018
Investments in equity securities	$253,540	$141,781
Warrant investments	1,605	1,209
Deposits and other	184	22,102
	$255,329	$165,092

Investments in equity securities

Changes in the investments in equity securities for the years ended December 31, 2019 and 2018 are as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
Balance, beginning of year	$141,781	$100,109
Acquisition of investments	34,026	66,124
Disposition of investments	—	(525)
Unrealized gain (loss)	68,891	(13,316)
Foreign currency translation	8,842	(10,611)
Investments in equity securities, end of year	$253,540	$141,781

The fair value of the investments and warrants held as at December 31, 2019 and December 31, 2018 are as follows:

Investments in equity securities	Shares held at December 31, 2019	Fair value as at December 31, 2018	Purchase/(sales)	Unrealized gain/(loss)	Foreign currency translation	Fair value as at December 31, 2019
Bonterra Resources Inc.	8,510,629	$8,472	$6,397	($694)	$571	$14,746
Osisko Mining Inc.	32,627,632	73,452	—	24,135	4,170	101,757
Novo Resources Corp.	29,830,268	54,249	—	30,214	3,057	87,520
Wallbridge Mining Company Ltd.	57,000,000	—	24,434	14,687	822	39,943
Other		5,608	3,195	549	222	9,574
Total		$141,781	$34,026	$68,891	$8,842	$253,540

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Warrant investments	Warrants held at December 31, 2019	Valuation technique	Fair value as at December 31, 2018	Purchase/(sales)	Unrealized gain/(loss)	Foreign currency translation	Fair value as at December 31, 2019
Bonterra Resources Inc.	1,000,000	Black Scholes	$19	$356	($62)	$10	$323
Novo Resources Corp.	14,000,000	Barrier Option Pricing	1,027	—	211	44	1,282
De Grey Mining Ltd.	—	Black Scholes	163	—	(167)	4	—
Total			$1,209	$356	($18)	$58	$1,605

The inputs used to value the warrant investments as of December 31, 2019 are as follows:

Input	Bonterra Resources Inc.	Novo Resources Corp.
Closing share price (C$)	$2.25	$3.81
Exercise price (C$)	$3.10	$6.00
Remaining life of the warrants (years)	1.64	0.68
Volatility	56.61%	49.57%
Risk-free interest rate	1.69%	1.69%
Barrier (C$)	—	$12.00
Rebate (C$)	—	$6.00

13. MINING INTERESTS AND PLANT AND EQUIPMENT

Year ended December 31, 2019	Depletable	Non depletable	Total mining interest	Plant and equipment	Total
Cost
At January 1, 2019	$962,121	$106,138	$1,068,259	$447,941	$1,516,200
Additions, including transfer from construction in progress[1]	$161,322	$110,370	$271,692	$204,319	$476,011
Construction in progress, net of transfers to plant and equipment additions	$—	$—	$—	$40,086	$40,086
Change in environmental closure assets (estimate and discount rate)	$15,276	$—	$15,276	$—	$15,276
Disposals	($28,233)	($129)	($28,362)	($31,291)	($59,653)
Foreign currency translation	$25,420	$3,918	$29,338	$17,254	$46,592
Cost at December 31, 2019	$1,135,906	$220,297	$1,356,203	$678,309	$2,034,512
Accumulated depreciation and depletion
At January 1, 2019	$281,431	$—	$281,431	$117,599	$399,030
Depreciation	$456	$—	$456	$61,736	$62,192
Depletion	$112,305	$—	$112,305	$—	$112,305
Disposals	($26,789)	$—	($26,789)	($24,304)	($51,093)
Foreign currency translation	$8,796	$—	$8,796	$6,356	$15,152
Accumulated depreciation and depletion at December 31, 2019	$376,199	$—	$376,199	$161,387	$537,586
Carrying value at December 31, 2019	$759,707	$220,297	$980,004	$516,922	$1,496,926
1 Includes $6.0 million of costs associated with leases recognized upon adoption of IFRS 16.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Year ended December 31, 2018	Depletable	Non depletable	Total mining interest	Plant and equipment	Total
Cost
At January 1, 2018	$864,385	$116,285	$980,670	$375,571	$1,356,241
Additions, including transfer from construction in progress	181,486	324	181,810	88,406	270,216
Construction in progress, net of transfers to plant and equipment additions	—	—	—	38,923	38,923
Change in environmental closure assets (estimate and discount rate)	3,755	—	3,755	—	3,755
Disposals	—	—	—	(17,873)	(17,873)
Foreign currency translation	(87,505)	(10,471)	(97,976)	(37,086)	(135,062)
Cost at December 31, 2018	$962,121	$106,138	$1,068,259	$447,941	$1,516,200
Accumulated depreciation and depletion
At January 1, 2018	$213,440	$—	$213,440	$93,492	$306,932
Depreciation	346	—	346	47,360	47,706
Depletion	90,980	—	90,980	—	90,980
Disposals	—	—	—	(13,901)	(13,901)
Foreign currency translation	(23,335)	—	(23,335)	(9,352)	(32,687)
Accumulated depreciation and depletion at December 31, 2018	$281,431	$—	$281,431	$117,599	$399,030
Carrying value at December 31, 2018	$680,690	$106,138	$786,828	$330,342	$1,117,170

Mining Interests

Non-depletable mining interests at December 31, 2019 of $220,297 (December 31, 2018 - $106,138) includes $104,634 (December 31, 2018 - $42,765) for the carrying amount of previously acquired interest in exploration properties around the Company's Macassa Mine in Canada, with the change in amount primarily attributable to capitalized expenditures at Macassa combined with the impact of foreign exchange, and $115,663 (December 31, 2018 - $63,373) for the carrying amount of various acquired exploration properties in Australia, with the change in amount related primarily to capitalized development at the Northern Territory and the remainder of the change due to foreign exchange impact.

Plant and Equipment

Plant and equipment at December 31, 2019, includes $52,002 (December 31, 2018 - $14,969) of construction in progress. Plant and equipment also includes costs of $46,377 (December 31, 2018 - $44,978) and accumulated depreciation of $22,237 (December 31, 2018 - $15,548) related to capital equipment and vehicles under ROU assets.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	December 31, 2019	December 31, 2018
Trade payable and accrued liabilities	$134,123	$108,295
Payroll and government remittances	17,637	17,340
	$151,760	$125,635

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

15. LEASES

Mining interest and plant and equipment comprise of owned and leased assets.

As at	December 31, 2019
Mining interests and plant and equipment	$1,467,709
Right-of-use assets	29,217
$1,496,926

The Company leases many assets including buildings, mining equipment, storage facilities and IT equipment. Information for which the Company is a lessee is presented below.

Right-of-use assets

	Buildings	Mining equipment	Storage facilities	Vehicles	IT equipment	Total
Balance, January 1, 2019	1,544	29,982	176	22	59	31,783
Additions (net of disposals)	1,938	4,361	371	—	—	6,670
Depreciation charge for the year	(496)	(9,944)	(205)	(4)	(13)	(10,662)
Foreign currency translation adjustment	82	1,332	10	1	1	1,426
Balance, December 31, 2019	3,068	25,731	352	19	47	29,217

Lease liabilities

As at	December 31, 2019	December 31, 2018
Maturity analysis - contractual undiscounted cash flows
Less than one year	10,485	13,101
One to five years	5,232	10,006
Total undiscounted lease liabilities	15,717	23,107
Lease liabilities included in the statement of financial position	15,316	22,224
Current	10,176	12,465
Non-current	5,140	9,759

Amounts recognized in profit or loss

Year ended December 31, 2019
Interest on lease liability	269
Variable lease payments not included in the measurement of lease liabilities	26,167
Income from sub-leasing right-of-use assets	30
Expenses relating to short-term leases	8,532
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	192

Amounts recognized in the statement of cash flows

	Year ended December 31, 2019	Year ended December 31, 2018
Total cash outflow from financing activities	14,673	23,109
Total cash outflow from operating activities	28,212	8,442

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As a lessor

The Company is party to contracts for the lease of a portion of its corporate office space, which is sub-leased to third parties. The Company sub-leases office space in three buildings that were leased in 2015 and 2017. The Company has classified the sub-lease as a finance lease because the sub-lease is for the whole of the remaining term of the head lease. Lease income from these sub-leases where the Company acts as a lessor is as below.

Year ended December 31, 2019
Finance lease
Finance income on the net investment of a lease	30

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

As at	December 31, 2019
Less than one year	277
One to two years	237
Two to three years	86
Three to four years	—
Total undiscounted lease receivable at December 31, 2019	600
Unearned finance income	27

16. SHARE BASED PAYMENT LIABILITIES

(i)	Long-term incentive plan ("LTIP")

The Company has an LTIP that provides for restricted share units ("RSUs") and performance share units ("PSUs") (collectively, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. At the discretion of the Company's Board of Directors, the Company can issue common shares or cash or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants. The Company has historically equity-settled awards under the LTIP plan and accounted for them accordingly, however granted units that vested in 2019 were settled in cash, resulting in a change in the accounting to cash-settled.

The fair value of the share based liability recognized on modification of $42,948 is greater than the amount previously recognized as expense in equity of $7,228. The Company made an accounting policy choice under IFRS to recognize the excess amount as a direct charge to shareholders' equity as opposed to recognizing an expense in the statement of operations on the date of modification. As a result, the Company recognized $29,248, net of tax of $9,906, as a charge to retained earnings. All remaining and future grants under the LTIP will be accounted for as cash-settled awards. The maximum number of common shares made available for issuance under the LTIP shall not exceed: (i) such number of common shares as would, when combined with all other common shares subject to grants under DSUs, RSUs and PSUs of the Company, be equal to 2% of the common shares then outstanding; and (ii) such number of common shares as would, when combined with all other common shares of the Company, be equal to 5.5% of the common shares outstanding from time to time.

The value of an RSU and PSU at the grant date is equal to the fair market value of a common share of the Company on that date. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Upon vesting of the PSUs, the number of shares the holder can receive ranges between 0% and 200% of the number of the PSUs granted, to be determined at the end of the performance period based on the performance of the Company's underlying shares.

Movements in the number of the PSUs and RSUs for the years ended December 31, 2019 and 2018 are as follows:

	Year ended December 31, 2019		Year ended December 31, 2018
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of year	502,037	524,094	342,206	364,263
Granted	117,143	129,146	198,528	198,528
Cancelled	(23,114)	(23,114)	(38,697)	(38,697)
Redeemed	(84,298)	(89,298)	—	—
Balance, end of year	511,768	540,828	502,037	524,094

(ii)	Deferred share unit plan ("DSU Plan")

The Company has a DSU Plan for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director. The Company assumed phantom share units that were previously granted to Australian employees of Newmarket Gold Inc. as a result of a business combination that closed on November 30, 2016. Each phantom share unit entitles the holder to a cash payment on exercise based on market value of the Company's shares on the date of exercise less the strike price of the phantom share unit.

Changes in the number of deferred share units ("DSUs") and phantom share units outstanding during the years ended December 31, 2019 and 2018 are as follows:

	Year ended December 31, 2019		Year ended December 31, 2018
	DSUs	Phantom share units	DSUs	Phantom share units
Balance at beginning of year	170,528	35,625	131,006	95,000
Granted	21,875	—	39,522	—
Redeemed	(37,026)	(35,625)	—	(35,625)
Cancelled	—	—	—	(23,750)
Balance, at end of year	155,377	—	170,528	35,625

Changes in the share based payment liabilities during the years ended December 31, 2019 and 2018 are as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
Opening liability	$4,276	$2,116
Share based payment expense	9,307	2,564
Modification of share based payment	42,948	—
Redeemed DSUs and phantom share units (cash payments)	(2,453)	(441)
Foreign currency translation	1,179	37
Total share based payment liability	$55,257	$4,276
Current portion of share based payment liability	$36,783	$4,276
Long term share based payment liability	$18,474	$—

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(iii)	Share based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill), and general and administrative costs (options granted to directors and corporate employees).

	Year ended December 31, 2019	Year ended December 31, 2018
RSU and PSU share based payment expense	$—	$2,874
Stock options share based payment expense	—	21
Equity based instruments share based payment expense	$—	$2,895
Cash settled instruments share based payment expense (note 16)	$9,307	$2,564
Total share based payment expense	$9,307	$5,459

The allocation of share based payment expense on the consolidated statement of operations and comprehensive income for the years ended December 31, 2019 and 2018 is as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
General and administrative	$9,018	$5,216
Production costs	289	243
Total share based payment expense	$9,307	$5,459

17. PROVISIONS

As at	December 31, 2019	December 31, 2018
Environmental rehabilitation provision	$71,121	$50,603
Long service leave	2,642	6,092
Total provisions	73,763	56,695
Current provisions	29,776	15,817
Long-term balance	$43,987	$40,878

Environmental rehabilitation provision

The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis as such activity that creates the rehabilitation obligation occurs. The rehabilitation provision represents the present value of estimated future rehabilitation costs. These provisions are based on the Company’s internal estimates, with consideration of closure plans and rehabilitation requirements established by relevant regulatory bodies.

Changes in the environmental rehabilitation provision for the years ended December 31, 2019 and 2018 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

	Year ended December 31, 2019	Year ended December 31, 2018
Balance, beginning of year	$50,603	$54,429
Changes in estimates	19,644	6,885
Site closure and reclamation costs paid	(938)	(6,840)
Unwinding of discount on rehabilitation provision	848	1,152
Foreign currency translation	964	(5,023)
Balance, end of year	71,121	50,603
Current portion	24,172	10,488
Long-term balance	$46,949	$40,115

The majority of the expenditures are expected to occur between 2020 and 2041. The inflation adjusted discount rate used in estimating the environmental provision for the year ended December 31, 2019 was 0% (discount rates between 1.83% and 2.32% and inflation rates between 2% and 3% were used for the year ended December 31, 2018). As the life of the mine is extended, the timing of certain expenditures will be deferred.

All estimates and assumptions are reviewed on an annual basis to take into account any material changes to underlying assumptions and inputs. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates. This, in turn, will depend upon future gold prices and costs of production, which are inherently uncertain.

18. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)	SHARE CAPITAL

As at December 31, 2019, the Company had 209,624,480 common shares outstanding (December 31, 2018 - 209,822,819).

Share capital issuances

–
During the year ended December 31, 2019, the Company issued an aggregate of 670,767 common shares upon the exercise of 670,767 stock options for $3,855 (year ended December 31, 2018 - the Company issued an aggregate of 517,935 common shares upon the exercise of 517,935 stock options for $3,591).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Repurchases

2019

–
On April 5, 2019, the Company purchased 199,900 common shares for $6,187 (C$8,275) pursuant to the Normal Course Issuer Bid ("NCIB"). All of the shares have been legally canceled as of December 31, 2019.

–
On May 17, 2019, the Company purchased 199,900 common shares for $6,623 (C$8,859) pursuant to the NCIB which was renewed on the TSX on May 22, 2019. All of the shares have been legally canceled as of December 31, 2019.

–	On November 29, 2019, the Company purchased 206,700 common shares for $8,141 (C$10,742) pursuant to the NCIB. All of the shares have been legally canceled as of December 31, 2019.

–	On December 6, 2019, the Company purchased 520,500 common shares for $21,824 (C$28,799) pursuant to the NCIB. All of the shares have been legally canceled as of December 31, 2019.

2018

–	On April 6, 2018, the Company purchased 69,400 shares for $1,039 (C$1,342) pursuant to the NCIB. All of the shares have been legally canceled as of December 31, 2018.

–
During the three months ended September 30, 2018, the Company purchased 1,570,600 shares for $29,772 (C$38,912) pursuant to the NCIB. All of the shares have been legally canceled as of December 31, 2018.

Dividends

2019

Dividend declaration date	Dividend paid date	Per share	Paid USD	Paid CAD	Reduction in retained earnings
December 11, 2018	January 11, 2019	C$0.04	$6,328	C$8,393	$—
March 15, 2019	April 12, 2019	C$0.04	$6,326	C$8,410	$6,326
May 7, 2019	July 12, 2019	$0.04	$8,408	$—	$8,408
September 11, 2019	October 11, 2019	$0.04	$8,408	$—	$8,408
December 16, 2019	January 13, 2020	$0.06	$—	$—	$12,577
Total			$29,470		$35,719

2018

Dividend declaration date	Dividend paid date	Per share	Paid USD	Paid CAD	Reduction in retained earnings
December 15, 2017	January 15, 2018	C$0.02	$3,351	C$4,219	$—
March 28, 2018	April 13, 2018	C$0.02	$3,340	C$4,224	$3,340
June 18, 2018	July 13, 2018	C$0.03	$4,811	C$6,337	$4,908
September 17, 2018	October 12, 2018	C$0.03	$4,827	C$6,290	$4,812
December 11, 2018	January 11, 2019	C$0.04	$—	$—	$6,177
Total			$16,329		$19,237

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(b)	RESERVES

(i)	Share based payment compensation plans

In addition to the DSU and phantom share unit liabilities disclosed in note 16, the Company has the following outstanding equity based awards:

Stock options

The Company has a stock option plan ("the Stock Option Plan") that provides for the issuance of stock to employees, directors, or officers of the Company and any of its subsidiaries or affiliates, consultants, and management employees. On May 4, 2017, shareholders of the Company approved certain amendments to the Stock Option Plan, including changing the Stock Option Plan to a “rolling plan”. Accordingly, the aggregate number of common shares to be reserved for issuance in satisfaction of stock options granted pursuant to the Stock Option Plan and all other security based compensation plans must not exceed 5.5% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting any stock options. In accordance with the terms of the Stock Option Plan: (i) the exercise price of a stock option granted shall be determined by the Company's Board but in any event, shall not be less than the closing price of the common shares trading on the TSX on the date of grant; (ii) stock options shall have a maximum term of five years; and (iii) will generally be terminated ninety days after a participant ceases to be an officer, director, employee or consultant of the Company.

During the years ended December 31, 2019 and 2018, the Company did not grant any stock options.

Changes in stock options during the years ended December 31, 2019 and 2018 were as follows:

	Year ended December 31, 2019		Year ended December 31, 2018
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Balance, beginning of year	897,409	$5.02	1,499,315	$5.80
Exercised	(670,767)	5.21	(517,935)	6.70
Expired	(8,153)	5.72	(83,971)	8.44
Stock options outstanding, end of year	218,489	$4.44	897,409	$5.02
Stock options exercisable, end of year	218,489	$4.44	897,409	$5.02

Options are valued using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Stock Options Exercised

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc. and St. Andrews Goldfields Ltd. that were exercised during the year ended December 31, 2019:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.98 - $6.82	172,416	January 1, 2019 - March 31, 2019	$39.10
$3.42 - $6.82	334,679	April 1, 2019 - June 30, 2019	$49.24
$6.82	1,998	July 1, 2019 - September 30, 2019	$56.22
$4.95 - $6.82	161,674	October 1, 2019 - December 31, 2019	$59.43
	670,767		$48.69

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc. and St. Andrews Goldfields Ltd. that were exercised during the year ended December 31, 2018:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.85 - $15.11	266,499	January 1, 2018 - March 31, 2018	$19.57
$3.42 - $6.82	82,049	April 1, 2018 - June 30, 2018	$22.64
$3.42 - $6.82	4,630	July 1, 2018 - September 30, 2018	$27.15
$2.98 - $6.82	164,757	October 1, 2018 - December 31, 2018	$29.49
	517,935		$23.28

(ii)	Basic and diluted income per share

Basic and diluted income per share for the years ended December 31, 2019 and 2018 is calculated as shown in the table below. The diluted income per share for the years ended December 31, 2019 and 2018 includes the impact of certain outstanding options, PSUs and RSUs.

	Year ended December 31, 2019	Year ended December 31, 2018
Net earnings	$560,080	$273,943
Weighted average basic number of common shares outstanding (in '000s)	210,142	210,692
Basic earnings per share	$2.67	$1.30

Net earnings	560,080	273,943
Cash settling LTIP adjustment	1,450	—
Net earnings for diluted earnings	561,530	273,943
Weighted average diluted number of common shares outstanding (in '000s)	211,645	212,623
Diluted earnings per share	$2.65	$1.29

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Weighted average diluted number of common shares for the years ended December 31, 2019 and 2018 is calculated as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
Weighted average basic number of common shares outstanding (in '000s)	210,142	210,692
In the money shares - share options (in '000s)	450	905
Dilutive RSUs and PSUs (in '000s)	1,053	1,026
Weighted average diluted number of common shares outstanding	211,645	212,623

19. SUPPLEMENTAL CASH FLOW INFORMATION

As at December 31, 2019, the Company’s cash balance of $707,206 (December 31, 2018 – $332,227) was held at major Canadian and Australian banks in deposit accounts, and was comprised of $686,481 (as at December 31, 2018 – $324,483) denominated in US dollars, which was exposed to movements in foreign exchange rates.

Supplemental information to the statements of cash flows is as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
Change in non-cash working capital
Decrease (increase) in accounts receivable	$2,883	($5,831)
(Increase) in inventories	(3,121)	(4,937)
(Increase) decrease in prepaid expenses	(4,429)	942
(Decrease) increase in accounts payable and accrued liabilities	(20,733)	43,425
	($25,400)	$33,599

Investing and financing non-cash transactions
Plant and equipment acquired through lease	$6,037	$8,589

Effective July 1, 2019, the Company made an accounting policy change to classify cash interest received within the condensed consolidated statement of cash flows for the years ended December 31, 2019 and 2018 as an operating activity rather than a non-operating activity, which more appropriately reflects the nature of these cash flows. The comparative figures for the year ended December 31, 2018 have been re-classified to conform with this change in accounting policy.

20. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The information reported below as at and for the years ended December 31, 2019 and 2018 is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the year ended December 31, 2019
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other[3]	Total
Revenue	$333,644	$161,413	$884,931	$—	$—	$1,379,988
Production costs	(99,227)	(104,888)	(76,919)	—	—	(281,034)
Royalty expense	(11,240)	(7,738)	(17,454)	—	—	(36,432)
Depletion and depreciation	(44,499)	(33,021)	(91,401)	—	—	(168,921)
Earnings from mine operations	178,678	15,766	699,157	—	—	893,601
Expenses
General and administrative	—	—	—	—	(45,365)	(45,365)
Transaction costs	—	—	—	—	(1,236)	(1,236)
Exploration	(1,338)	(5,288)	(15,895)	(10,948)	—	(33,469)
Care and maintenance	—	(43)	—	(1,148)	—	(1,191)
Earnings (loss) from operations	177,340	10,435	683,262	(12,096)	(46,601)	812,340
Other income (loss), net[1]						(18,817)
Finance items
Finance income[1]						6,941
Finance costs[1]						(2,282)
Earnings before income taxes						798,182

Expenditures on:
Mining interest	$104,728	$37,221	$78,449	$51,294	$—	$271,692
Plant and equipment	89,718	19,400	82,851	48,550	3,886	244,405
Total capital expenditures[2]	$194,446	$56,621	$161,300	$99,844	$3,886	$516,097

Total assets	$645,617	$223,494	$546,069	$197,768	$944,669	$2,557,617
Total liabilities	$203,521	$69,953	$113,629	$37,591	$316,169	$740,863
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.
3 Total assets includes $615.7 million of cash that resides within Newmarket Gold NT Holdings Pty. Ltd. ('NGNT'), which is the parent company to the Company's Australian entities. In 2018, the cash balance of $164.5 million was presented as part of the Northern Territory for operating segment note disclosure purposes, however in 2019 the Company has changed the presentation of the cash balance to be included within the 'Corporate and Other' operating segment as it more accurately reflects the total assets of the operating segment.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the year ended December 31, 2018
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other[3]	Total
Revenue	$307,807	$164,045	$444,059	$—	$—	$915,911
Production costs	(102,845)	(88,844)	(75,743)	—	—	(267,432)
Royalty expense	(9,074)	(8,352)	(8,992)	—	—	(26,418)
Depletion and depreciation	(45,861)	(25,500)	(60,167)	(2,185)	(5)	(133,718)
Earnings (loss) from mine operations	150,027	41,349	299,157	(2,185)	(5)	488,343
Expenses
General and administrative	—	—	—	—	(31,565)	(31,565)
Exploration	(4,090)	(6,232)	(26,481)	(29,811)	—	(66,614)
Care and maintenance	—	(2,832)	—	(249)		(3,081)
Earnings (loss) from operations	145,937	32,285	272,676	(32,245)	(31,570)	387,083
Other income (loss), net[1]						5,130
Finance items
Finance income[1]						5,714
Finance costs[1]						(3,617)
Earnings before income taxes						394,310

Expenditures on:
Mining interest	$67,079	$26,001	$58,650	$23,240	$—	$174,970
Plant and equipment	59,271	16,508	46,407	5,143	—	127,329
Total capital expenditures[2]	$126,350	$42,509	$105,057	$28,383	$—	$302,299

Total assets	$531,457	$196,176	$436,616	$144,945	$400,966	$1,710,160
Total liabilities	$204,160	$51,466	$122,324	$31,121	$37,983	$447,054
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.
3 In 2018, the cash balance of $164.5 million was presented as part of the Northern Territory for operating segment note disclosure purposes, however in 2019 the Company has changed the presentation of the cash balance to be included within the 'Corporate and Other' operating segment as it more accurately reflects the total assets of the operating segment.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The following table shows non-current assets by geographic region:

	Non-current assets
	As at
	December 31, 2019	December 31, 2018
Geographic information
Australia	$712,845	$571,569
Canada	1,051,224	740,679
Total	$1,764,069	$1,312,248

The following table summarizes sales to individual customers exceeding 10% of annual metal sales for the following periods:

	Metal sales
	Year ended December 31, 2019	Year ended December 31, 2018
Customer
1 - Australia	$882,199	$442,767
2 - Canada	221,958	186,195
3 - Canada	160,336	182,762
4 - Canada	—	93,420
Total	$1,264,493	$905,144
% of total sales	92%	99%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold doré can be sold through numerous commodity market traders worldwide. The hierarchy of customers differ in the years ended December 31, 2019 and 2018.

21. CAPITAL RISK MANAGEMENT

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, operation, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share capital, reserves, accumulated other comprehensive income (loss) and retained earnings.

The Company’s capital at December 31, 2019 and 2018 is as follows:

As at	December 31, 2019	December 31, 2018
Share capital	$886,309	$923,964
Reserves	28,843	35,135
Accumulated other comprehensive income (loss)	14,571	(87,911)
Retained earnings	887,031	391,918
	$1,816,754	$1,263,106

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and or debt markets as it progresses with its properties and projects. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements.

22. FINANCIAL INSTRUMENTS

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at December 31, 2019 and December 31, 2018 are as follows:

As at	December 31, 2019	December 31, 2018
Financial Assets
At fair value through profit or loss
Warrant investments (note 12)	$1,605	$1,209

Loans and receivables, measured at amortized cost
Cash	$707,206	$332,227
Restricted cash	—	22,190
Accounts receivable (not including sales taxes)	3,110	8,794
	$710,316	$363,211

Investments in equity securities, measured at fair value through Other Comprehensive Income
Investments in equity securities (note 12)	$253,540	$141,781

Financial Liabilities
At fair value through profit or loss
Share based payment liabilities (note 16)	$55,257	$4,276
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities (note 14)	$151,760	$125,635
Leases (note 15)	15,316	22,224
	$222,333	$152,135

Fair values of financial instruments

The fair values of cash, accounts receivable, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The fair value hierarchy of financial instruments measured at fair value on the consolidated statement of financial position is as follows:

As at	December 31, 2019	December 31, 2018
Level 1
Investments in equity securities - publicly traded	$252,385	$141,781
Share based payment liabilities (note 16)	$55,257	$4,276

Level 2
Warrant investments (note 12)	$1,605	$1,209

Level 3
Investments in equity securities - privately held	$1,155	$—

Financial instruments risks factors

The Company is exposed to financial risks sensitive to changes in share prices, share price volatility, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has no outstanding options, forward or future contracts to manage its price-related exposures.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to trade and other amounts receivable, which consist primarily of goods and services tax due from the Federal Governments of Australia and Canada. Consequently, credit risk is considered low and no allowance for doubtful debts has been recorded at the date of the consolidated statements of financial position. At December 31, 2019 and December 31, 2018, there were no significant trade receivables and the Company has no significant concentration of credit risk arising from trade receivables.

The Company’s cash and restricted cash are held with established Canadian and Australian financial institutions for which management believes the risk of loss to be remote. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Liquidity risk

The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant payables or obligations that are outstanding past their due dates. As at December 31, 2019, the Company had a net working capital of $377,685 (December 31, 2018 - $205,285), including cash of $707,206 (December 31, 2018 - $332,227).

Future financing requirements, if any, will depend on a number of factors that are difficult to predict and are often beyond the control of the Company. The main factor is the realized price of gold received for gold produced from the Company’s operating mines and the operating and capital costs of those mines, and exploration and development costs associated with the Company’s growth projects.

The contractual cash flow obligations of the Company as at December 31, 2019 are as follows:

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at December 31, 2019	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$151,760	$151,760	$—	$—	$—
Lease obligation payments	15,717	10,485	5,054	178	—
Income taxes payable	188,450	188,450	—	—	—
	$355,927	$350,695	$5,054	$178	$—

Market risk

(a)	Foreign currency risk

The Company is exposed to foreign currency risk as the development and operation of the Company’s mining assets will largely be funded with Canadian and Australian dollars while gold is priced on international markets in US dollars, the Company’s presentation currency.

	CAD	AUD
Closing US dollar exchange rate at December 31, 2019	$0.77	$0.70
Average US dollar exchange rate during the year ended December 31, 2019	$0.75	$0.70
Closing US dollar exchange rate at December 31, 2018	$0.73	$0.70
Average US dollar exchange rate during the year ended December 31, 2018	$0.77	$0.75

Currency risk only exists on account of monetary financial instruments denominated in a currency that is not the functional currency. The following table indicates the impact of foreign currency exchange risk on net monetary financial assets, denominated in a currency other than the functional currency, as at December 31, 2019. The table below also provides a sensitivity analysis of a 10 percent adverse movement of the US dollar against the Canadian dollar and Australian dollar as identified which would have decreased the Company’s net earnings by the amounts shown in the table below. A 10 percent weakening of the US dollar against the foreign currencies would have had the equal but opposite effect as at December 31, 2019.

US$
Total foreign currency net financial assets in US$[1]	$685,295
Impact of a 10% variance of the CAD:US exchange rate on net earnings	$5,130
Impact of a 10% variance of the AUD:US exchange rate on net earnings	$43,085

(1)	Includes financial assets and financial liabilities denominated in United States Dollars

(b)	Interest rate risk

The Company’s exposure to risks of changes in market interest rates relates primarily to interest earned on its cash balances. The Company reviews its interest rate exposure periodically, giving consideration to potential renewals of existing positions and alternative financial investments.

The finance leases bear interest at fixed rates. The Company does not account for any fixed rate liabilities at fair value, consequently a change in the interest rates at the reporting date would not impact the carrying amount of financial liabilities on the Consolidated Statement of Operations. The impact on cash of a movement in interest rates by a plus or minus 1% change would not be material to the value of cash.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(c)	Equity securities price risk

The Company is exposed to equity securities price risk of changes because of the investments in equity securities and warrant investments held by the Company. The Company's portfolio of investments is not part of its core operations, and accordingly, gains and losses from these investments are not representative of the Company's performance during the year. As at December 31, 2019, the impact of a 10% increase or decrease in the share prices of the investments in equity securities would have resulted in an increase or decrease of $21,647, respectively, that would have been included in other comprehensive income. A 10% increase and 10% decrease in the share prices of the investments in equity securities would have resulted in an increase of $188 and decrease of $164 in net earnings, respectively in relation to the warrant investments.

23. RELATED PARTY TRANSACTIONS

The remuneration of directors and executive officers is determined by the compensation committee of the Board of Directors. The directors’ fees, consulting fees and other compensation of directors and executive officers were as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
Officer salaries and short-term benefits	$10,661	$8,230
Share based payment expense	4,237	4,478
Directors fees	600	512
Severance payments	461	—
	$15,959	$13,220

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

The Company chartered an aircraft owned by a Company controlled by the ex-Chairman of the Board during his tenure at the Company which ended on May 7, 2019. The total expense was $68 during the year ended December 31, 2019 (year ended December 31, 2018 - $177).

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $61 during the year ended December 31, 2019. Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors effective September 26, 2019, is the Co-founder, Chair and Managing Director of Gekko Systems.

24. COMMITMENTS AND CONTRACTUAL OGLIGATIONS

The Company has royalty obligations on its various mines sites as discussed below:

–	A 1.5% NSR royalty payable to Franco-Nevada Corporation (“FNV”) on production from the Company’s Macassa property.

–	A 2% NSR on production from the Macassa mine payable to Sandstorm Gold Ltd. (Hurd-McCauley).

–	A 3% NSR on production from the Macassa mine payable to Harbour Royalty Corp. (Morgan) (linked to gold price, NSR could decrease if gold price decreases below $1,000 CDN).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

–	A 20% NPI on production at the Macassa mine payable to FNV relating to the Gracie Claim.

–	Minimum cash payment of $3,000 or $0.25 per ton mined payable to Boisvert/Joseph for claims held at the Macassa property.

–	Payable to FNV, a 1% NSR on production from the Taylor mine ; a 3% NSR on production for Holloway and a sliding scale NSR linked to gold price for the Holt mine paying 3% and 10% in 2019.

–	A 0.013% of gold price royalty factor NSR payable to Newmont Corporation relating to production at Holt.

–	A 1% NSR payable to Zyla relating to production at the Holloway Zone Lightning-TBZ.

–	A 2% NSR payable to Cadden relating to production at the Holloway Zone Lightning-TBZ.

–	A $10 per ounce royalty payable to Osisko Mining Inc. relating to production at Holloway zones Smoke East and Black Top.

–	A 2% NSR payable to Walter Turney at the Taylor zone WPZ (North Portion).

–	A 0.5% NSR on production from the Macassa, Taylor, Holt and Holloway mines to the First Nations identified in the IBA.

–	For the Company’s mine properties in the State of Victoria, Australia, a 2% NSR royalty on the Fosterville Gold Mine.

–	For the Company’s mine properties in the State of Victoria, Australia, a 2.75% NSR royalty on the Fosterville Gold Mine payable to the Victorian Government effective January 1, 2020.

–
The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.33 per ounce of gold produced and treated through the BIOX Plant.

–
A 1% ad valorem royalty on any future gold production above 250,000 ounces derived from the Maud Creek Gold Project (Australia); a 1% gross royalty and A$5 per ounce royalty are payable on any future gold production from certain tenements from the Maud Creek Gold Project that are located south of the main Maud Creek gold deposit. The Company also has a contingent contractual obligation of a payment of A$2 million that would be due upon a decision to proceed with development of the Maud Creek Gold Project.

–
Beginning July 1, 2019, there is a minimum value based royalty on the gross production revenue per year at Northern Territory. A 1% royalty is payable in the first year, 2% in the second year and 2.5% in the third year and further.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

25. CONTINGENCIES

Certain conditions exist as of the date the financial statements are issued that may result in a gain or loss to the Company, but which will only be resolved when one or more future events occur or fail to occur, at which time the effects, if any, are recognized in the consolidated financial statements of the Company. The assessment of such contingencies inherently involves the exercise of significant judgments and estimates.

The Company does not believe that any outstanding matters, for which a provision has not been recorded, will have a material impact on the financial position of the Company.

26. SUBSEQUENT EVENTS

On November 25, 2019, the Company announced it had entered into an Arrangement Agreement to acquire all of the issued and outstanding common shares of Detour Gold Corporation ("Detour"), with Detour shareholders receiving 0.4343 of a Kirkland Lake common share for every one Detour share ("Exchange Ratio"). Upon closing of the transaction on January 31, 2020, the Company issued 77,217,129 Kirkland Lake common shares to the former shareholders of Detour. Furthermore, all outstanding stock options of Detour have been exchanged under the agreement at the Exchange Ratio. The Company is authorized up to an additional 343,485 common shares upon exercise of the stock options held by the former options holders of Detour. Subsequent to the share issuance, Kirkland Lake and former Detour shareholders owned 73% and 27%, respectively of the shares of the combined Company.

Detour was a publicly traded mining company in Canada with shares traded on the Toronto Stock Exchange and was subsequently de-listed on February 3, 2020. Detour held a 100% interest in the Detour Lake gold mine, a long-life open pit operation located in Northern Ontario.

The Company determined that the transaction represents a business combination under IFRS 3 Business Combinations, with Kirkland Lake identified as the acquirer. As the transaction closed on January 31, 2020, the initial allocation of the purchase price consideration to the identifiable assets and liabilities assumed is not complete, with the main areas under consideration being the value attributable to the mineral interests associated with the Detour Lake gold mine and the determination of goodwill arising from the acquisition, if any. The Company will disclose a preliminary purchase price allocation in our Q1 2020 interim financial statements.

Acquisition related costs of approximately $1 million were expensed in the fourth quarter and are reflected on the Company's consolidated statement of operations and comprehensive income. Additional transaction costs of approximately $35 million that were contingent upon the closing of the transaction were paid in Q1 2020 and will be reflected on the Company's consolidated statement of operations and comprehensive income for that period.